The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.2

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31, 2006		Year Ended December 31
Dollars in millions			2005		2004		2003		2002		2001

Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$540		$1,942		$1,735		$1,568		$1,821		$564
Fixed charges and preferred stock dividends excluding interest on deposits	199		663		358		347		433		782

Subtotal	739		2,605		2,093		1,915		2,254		1,346
Interest on deposits	327		981		484		457		659		1,229

Total	$1,066		$3,586		$2,577		$2,372		$2,913		$2,575

Fixed charges
Interest on borrowed funds	$183		$599		$298		$258		$315		$645
Interest component of rentals	16		63		58		59		58		53
Amortization of notes and debentures					1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts							28		58		63
Preferred stock dividend requirements			1		1		1		1		20

Subtotal	199		663		358		347		433		782
Interest on deposits	327		981		484		457		659		1,229

Total	$526		$1,644		$842		$804		$1,092		$2,011

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.71	x	3.93	x	5.85	x	5.52	x	5.21	x	1.72	x
Including interest on deposits	2.03		2.18		3.06		2.95		2.67		1.28

(1) As defined in Item 503(d) of Regulation S-K.